December 18, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:       Suzanne Hayes

                       Jeffrey P. Riedler

Re:	Pain Therapeutics, Inc.

     Form 10-K filed for the Year Ended December 31, 2008

     Filed February 13, 2009

     File No. 000-29959

Dear Ms. Hayes:

Pain Therapeutics, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 14, 2009 (the “Staff Letter”), relating to the above-referenced Form 10-K filed by the Company. In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K, filed 02/13/2009

Intellectual Property, page 5

COMMENT 1: We note your response to comment 1. Please confirm that you intend to provide this information in your “Intellectual Property” discussion in your next 10-K.

RESPONSE: We hereby confirm that we will provide the information included in our letter dated December 4, 2009 in response to the SEC’s Comment 1 in our next Annual Report on Form 10-K for the fiscal year ending December 31, 2009.

Schedule 14A, filed 04/06/2009

Compensation Discussion and Analysis, page 11

COMMENT 2: To the extent you continue to state that you use purchased surveys and/or internally generated surveys for determining compensation, please confirm that you will indentify the purchased surveys and identify the companies included in your internally generated surveys and explain how you used the data generated from these surveys.

RESPONSE: We hereby confirm that to the extent we continue to state that we use purchased surveys and/or internally generated surveys for determining compensation, we will identify the purchased surveys and identify the companies included in our internally generated surveys and explain how we used the data generated from these surveys.

U.S. Securities and Exchange Commission

December 18, 2009

Should you have any further questions or comments, please do not hesitate to contact me at (650) 645-1930.

Sincerely,

Pain Therapeutics, Inc.

/s/ Peter S. Roddy
Peter S. Roddy
Vice President and Chief Financial Officer

cc:	Michael O’Donnell, Esq.
Gavin McCraley, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.